Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

September 29, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Trust” or “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the Abraham Fortress Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Trust’s Form N-1A Registration Statement filed with the Securities and Exchange Commission on July 16, 2021:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require further information, do not hesitate to contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary